UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               EB2B COMMERCE, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   26824R 10 9
                                 (CUSIP NUMBER)
                                                   - copy to -
    Richard S. Cohan                       Gary T. Moomjian, Esq.
    eB2B Commerce, Inc.                    Kaufman & Moomjian, LLC
    665 Broadway, 3rd Floor                50 Charles Lindbergh Blvd., Suite 206
    New York, New York 10012               Mitchel Field, New York 11553
    (212) 477-1700                         (516) 222-5100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                November 4, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26824R 10 9                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Richard S. Cohan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
             PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER
SHARES                                   244,648
BENEFICIALLY      ----------------------------------------------------------
OWNED BY                  8        SHARED VOTING POWER
EACH                                       -0-
REPORTING         --------------------------------------------------------------
PERSON WITH               9        SOLE DISPOSITIVE POWER
                                         244,648
                  --------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          244,648 (See Item 5 herein)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.2 %*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

* Less than 1% on a fully diluted basis, giving effect to all shares of common stock underlying derivative securities issued by eB2B Commerce, Inc. (i.e. convertible notes, convertible preferred stock, warrants and options).

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


     This Amendment No. 2 hereby amends and supplements the Schedule 13D filed by Richard S. Cohan with the Securities and Exchange Commission on August 9, 2002, and amended on September 26, 2002 (the "Schedule 13D"), with respect to the common stock, par value $.0001 per share (the "Common Stock"), of eB2B Commerce, Inc. (the "Company").


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Cohan used his own personal funds to purchase a 7% senior subordinated secured convertible note (the "Note") in the principal amount of $5,729, which
Note is convertible immediately into 56,725 shares of Common Stock of the Company at the rate of $0.101 per share, which acquisition is the event that requires filing of this Amendment No. 2. Such funds had previously been placed in escrow with the Company in July 2002.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Aggregate number of shares of Common Stock beneficially owned:
                                                                     244,648 (1)
         Percentage: 11.2%; less than 1% on a fully diluted basis, giving effect to all shares of Common Stock underlying derivative securities issued by the Company (i.e. convertible notes, convertible preferred stock, warrants and options).

     (b) 1. Sole power to vote or to direct vote:                    244,648 (1)
         2.   Shared power to vote or to direct vote:                  -0-
         3.   Sole power to dispose or to direct the disposition:    244,648 (1)
         4.   Shared power to dispose or to direct the disposition:    -0-

(1) Mr. Cohan is the owner of 3,447 shares of Common Stock; the Note presently convertible into 56,725 shares of Common Stock; two 7% senior subordinated secured convertible notes in the principal amounts of $7,292 and $5,729, which notes are presently convertible into 72,195 and 56,725 shares of Common Stock, respectively; and options (the "Options") to purchase 1,316,668 shares of Common Stock of the Company. Of such Options, (i) 133,334 are exercisable at $7.95 per share, of which 1/3 (44,445 shares) are exercisable immediately and an additional 1/3 of which shall vest on each of May 4, 2003 and 2004; (ii) 33,334 are exercisable at $3.45 per share, of which 1/3 (11,111 shares) are exercisable immediately and an additional 1/3 of which shall vest on each of July 3, 2003 and 2004; (iii) 350,000 are exercisable at $1.30 per share, of which 1/2 (175,000 shares) shall vest on each of February 19, 2003 and 2004; and (iv) 800,000 are exercisable at $0.11 per share, of which 1/2 (400,000 shares) are exercisable immediately and the remaining 1/2 of which shall vest on June 27, 2003; provided, however, this option for 800,000 shares shall not vest at all until the Company shall obtain shareholder approval ("Shareholder Approval") of a proposal to increase the number of shares available for issuance under the Company's 2000 Stock Option Plan, as amended (and the Company has indicated Shareholder Approval will not be obtained within sixty days from the date of this Amendment No. 2). For purposes of this Schedule, only those shares subject to Options exercisable within 60 days have been included in calculating Mr. Cohan's beneficial ownership of the issued and outstanding shares of Common Stock of the Company. All transactions disclosed herein have been adjusted to reflect the 1:15 reverse stock split of the Company's Common Stock effective January 10, 2002.

     (c) The following is a description of all transactions, all of which are acquisitions, in shares of Common Stock, since the filing of the Schedule 13D, by Mr. Cohan:

                                          Number of           Conversion or
Type of Security    Date of Acquisition   Underlying Shares   Exercise Price ($)
----------------    -------------------   -----------------   ------------------
Convertible Note    November 4, 2002      56,725              0.101

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 14, 2002


                                                      /s/Richard S. Cohan
                                                   -----------------------------
                                                        Richard S. Cohan


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